SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                        GENEREX BIOTECHNOLOGY CORPORATION
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    371485103
                                 --------------
                                 (CUSIP Number)

                                December 31, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)
       [X]        Rule 13d-1(c)
       [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  SCHEDULE 13G
CUSIP NO. 371485103                                              Page 2 of 9
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Protius Overseas Limited
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Isle of Man
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,915,461 (See Item 4)
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,915,461 (See Item 4)
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,915,461 (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%(See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 371485103                                              Page 3 of 9
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cranshire Capital, L.P.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,915,461 (See Item 4)
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,915,461 (See Item 4)
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,915,461 (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%(See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     PN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 371485103                                              Page 4 of 9
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Downsview Capital, Inc.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,915,461 (See Item 4)
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,915,461 (See Item 4)
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,915,461 (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%(See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 371485103                                              Page 5 of 9
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Mitchell P. Kopin
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,915,461 (See Item 4)
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,915,461 (See Item 4)
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,915,461 (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%(See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 371485103                                              Page 6 of 9

Item 1(a). Name of Issuer:

           Generex Biotechnology Corporation (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           33 Harbour Square, Suite 202
           Toronto, Ontario, Canada M5J 2G2

Items 2(a), Name of Persons Filing, Address of Principal Business Office and
(b) and     Citizenship:
(c).

          This Amendment No. 2 to Schedule 13G is being filed on behalf of (i) Protius Overseas Limited, an Isle of Man limited company ("Protius"),
          (ii) Cranshire Capital, L.P., an Illinois limited partnership ("Cranshire"), (iii) Downsview Capital, Inc., an Illinois corporation ("Downsview"), and (iv) Mitchell P. Kopin, a United States citizen ("Kopin," together with Cranshire and Downsview the "Reporting Persons").

          The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 2 to Schedule 13G as
          Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 2 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

          The principal business office of Protius is P.O. Box 17512-14, Finch Road Douglas, Isle of Man, IM99. The principal business office of each of the other Reporting Persons is 666 Dundee Road, Suite 1901, Northbrook, Illinois, 60062.

Item 2(d). Title of Class of Securities:

          Common Stock, par value $.001 per share, of the Issuer (the "Common Stock")

Item 2(e). CUSIP Number:

          371485103

Item 3.   Not applicable.

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               2,915,461 shares of Common Stock*

          (b)  Percent of class:

               Based on 27,682,682 shares of Common Stock of the Issuer outstanding as of October 31, 2003 (as set forth in the Issuer's 10-Q for the period ended

                                 SCHEDULE 13G
CUSIP NO. 371485103                                              Page 7 of 9

               October 31, 2003) and 1,700,680 shares of Common Stock of the Issuer issued in connection with the Issuer's $2,500,000 private placement (as set forth in the Issuer's current report on Form 8-K filed on January 6, 2004), the Reporting Persons hold approximately 9.9%* of the issued and outstanding Common Stock of the Issuer.

          (c) Number of shares to which such person has:
              -----------------------------------------

              (i)   Sole power to vote or direct the vote: 0

              (ii)  Shared power to vote or direct the vote: 2,915,461*

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv)  Shared power to dispose of or direct the disposition of:
                    2,915,461*

                    * The Reporting Persons beneficially own an aggregate of 2,915,461 shares of Common Stock. The shares of Common Stock reported in this Amendment No. 2 to Schedule 13G exclude certain shares of Common Stock issuable upon the exercise of warrants and Additional Investment Rights held by Cranshire. Such warrants and Additional Investment Rights held by Cranshire are subject to conversion caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 9.999% of the Common Stock following such conversion. In addition, the beneficial ownership reported by the Reporting Persons excludes certain warrants held by Protius which Protius is contractually restricted from exercising at this time. Protius cannot exercise such warrants so long as the Reporting Persons would be deemed "beneficial owners" of more than 4.9% of the Common Stock following such conversion.

Item 5.   Ownership of Five Percent or Less of a Class.

          Please see discussion in Item 9 below.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the Group.

          Not applicable

Item 9.   Notice of Dissolution of a Group.

                                  SCHEDULE 13G
CUSIP NO. 371485103                                              Page 8 of 9


          JMJ Capital, Inc. and EURAM Cap Strat. "A" Fund Limited ceased to be members of this group.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 371485103                                              Page 9 of 9

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 17, 2004

                                 PROTIUS OVERSEAS LIMITED

                                 By: /s/ Gordon J. Mundy
                                    -----------------------------
                                      Gordon J. Mundy

                                CRANSHIRE CAPITAL, L.P.

                                 By: Downsview Capital, Inc.,
                                     its General Partner

                                 By:/s/ Mitchell P. Kopin
                                    ------------------------------
                                      Mitchell P. Kopin, President


                                 DOWNSVIEW CAPITAL, INC.

                                 By:/s/ Mitchell P. Kopin
                                   -------------------------------
                                      Mitchell P. Kopin, President


                                /s/ Mitchell P. Kopin
                                --------------------------------
                                Mitchell P. Kopin

                                  SCHEDULE 13G
CUSIP NO. 371485103                                                  Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 2,915,461 shares of Common Stock, par value $0.001 per share, of Generex Biotechnology Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 17, 2004.

                                PROTIUS OVERSEAS LIMITED

                                 By: /s/ Gordon J. Mundy
                                    -----------------------------
                                      Gordon J. Mundy

                                CRANSHIRE CAPITAL, L.P.

                                 By: Downsview Capital, Inc.,
                                     its general partner

                                 By:/s/ Mitchell P. Kopin
                                    ------------------------------
                                      Mitchell P. Kopin, President


                                 DOWNSVIEW CAPITAL, INC.

                                 By:/s/ Mitchell P. Kopin
                                   -------------------------------
                                      Mitchell P. Kopin, President


                                /s/ Mitchell P. Kopin
                                --------------------------------
                                Mitchell P. Kopin